UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 – Company Registry (NIRE) 35.3.0015881-4

MINUTES OF THE 204th FISCAL COUNCIL MEETING OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 16th, 2022

1.   DATE, TIME AND VENUE: On March 16th, 2022, at 10:00 a.m., held remotely, as provided in the Article 17, sole paragraph of the Internal Rules of the Fiscal Council (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was waived given the presence of all members of the Company’s Fiscal Council (“Fiscal Council”), who subscribe these minutes, pursuant to the Article 13, paragraph 2 of the Company’s Rules. The Director of Corporate and Business Affairs, Mrs. Carolina Simões Cardoso, was also present as Meeting Secretary.

3.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Fiscal Council unanimously decided as follows:

3.1. STATEMENT OF INTEREST ON CAPITAL: The proposal for the statement of Interest on Capital (“IoC”) to be submitted to the Company’s Board of Directors, was appreciated, in the following terms:

“The proposal to declare Interest on Capital (“IoC”) based on the balance sheet of February 28th, 2022, in the gross amount of R$250,000,000.00, corresponding to the net amount of R$212,500,000.00 withholding income tax, was approved. The interest per share is equivalent to R$0.14924387046 per common share (R$0.12685728989 net of income tax).

The IoC will be credited individually to each shareholder, in accordance with the shareholding position in the Company’s records at the end of March 31st, 2022. After said date, the shares will be considered as “ex-interests”.

The IoC will be included in the minimum required dividend for the fiscal year of 2022 “ad referendum” of the General Shareholders’ Meeting to be held in 2023, and the payment will be made by July 31st, 2023, in a date yet to be determined by the Company’s Management.”

Unanimously, the members of the Fiscal Council approved the proposal, give that they consider it to be in compliance with the applicable legislation.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 02.558.157/0001-62 – Company Registry (NIRE) 35.3.0015881-4

4. CLOSURE: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up. São Paulo, March 16th, 2022.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Council Member	Fiscal Council Member

Charles Edwards Allen	Carolina Simões Cardoso
Fiscal Council Member	Meeting Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 17, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director